Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

PRESS RELEASE FOR IMMEDIATE RELEASE November 5 2012	Inmet Mining Corporation Suite 1000 330 Bay Street Toronto, Canada M5H 2S8 Tel: (1) 416-361-6400 Fax: (1) 416-368-4692 www.inmetmining.com

All dollar references below in $Cdn, unless indicated

INMET’S FINAL OFFER FOR PETAQUILLA EXPIRES TONIGHT

Toronto, Canada — TSX: IMN: Inmet Mining Corporation (“Inmet”) encourages shareholders of Petaquilla Minerals Ltd. (“Petaquilla”) to tender to the Final Offer which expires tonight at 11:59 pm Vancouver time.  Based on the November 2, 2012 closing share price of Inmet, the Final Offer is worth $0.66 or an 89% premium to the Petaquilla closing price of $0.35 on the TSX on September 5, 2012. As a reminder, Petaquilla shareholders can elect to receive:

•                  0.0118 of a common share of Inmet and $0.001 in cash (the “Share Alternative”); or

•                  a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet equal to the excess of $0.60 over the elected cash amount, divided by $50.82.

Inmet confirms that limited discussions took place between the two parties over the weekend, but were unsuccessful and have been terminated.

Inmet’s President and Chief Executive Officer, Jochen Tilk, commented, “For those Petaquilla shareholders that elect the Share Alternative, we look forward to welcoming you as shareholders of Inmet and benefiting from the strong financial position of Inmet with cash flow from a diversified asset base and the tremendous growth ahead through the development of Cobre Panama.”

How to Tender

Petaquilla shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed to them by Inmet. Laurel Hill Advisory Group, the depositary and information agent for the Offer, is available to assist and can be reached at 1-877-452-7184 or 1-416-304-0211. For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Laurel Hill prior to the expiry time, they may accept the Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Laurel Hill as specified in the Notice of Guaranteed Delivery. If Petaquilla shares are held by a broker or other financial intermediary, Petaquilla shareholders should contact such intermediary and instruct it to tender their Petaquilla shares.

The Offer remains open for acceptance until 11:59 p.m. (Vancouver time) on Monday, November 5, 2012, unless extended or withdrawn. The Offer is subject to certain conditions, including among other things, minimum acceptance of the Offer by Petaquilla shareholders holding at least 50.1 percent of the outstanding shares of Petaquilla calculated on a fully-diluted basis, the absence of any material adverse change in Petaquilla, and Petaquilla not completing or entering into any binding agreement with respect to its Proposed Note Offering. Full details of the Offer are included in the formal offer and take-over bid circular of Inmet dated September 27, 2012, as amended by the notice of variation dated October 25, 2012.

Inmet has filed with the United States Securities and Exchange Commission (“SEC”) (i) a registration statement on Form F-80 and amendment No. 1 thereto on Form F-80/A and (ii) a tender offer statement on Schedule 14D-1F and amendment No. 1 thereto on Schedule 14D-1FA in connection with the Offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, or by calling the SEC at telephone number 800-SEC-0330.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Inmet or Petaquilla.

Forward-Looking Information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. Forward-looking statements (including with respect to the Offer) are based on assumptions that we believe to be reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

This press release is also available at www.inmetmining.com.

For further information, contact:

Flora Wood

Director, Investor Relations

(416) 361-4808

Laurel Hill Advisory Group

Toll-Free 1-877-452-7184 or (416) 304-0211